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                             November 3, 2022

       Ann Anthony
       Chief Financial Officer
       OPAL Fuels Inc.
       One North Lexington Avenue
       Suite 1450
       White Plains, New York 10601

                                                        Re: OPAL Fuels Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 2,
2022
                                                            File No. 333-266757

       Dear Ann Anthony:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

       Amendment No. 3 to Form S-1

       Risk Factors
       Risks Related to the Company
       There can be no assurance that we will be able to comply with the continued listing standards of
       Nasdaq, page 41

   1. We note your response to prior comment 1, and note your risk factor disclosure that if the company is required to
repurchase any shares of its Class A common stock from Meteora pursuant to the forward
purchase agreement, it may cause the company to fail to satisfy
                                                        the Nasdaq   s minimum
standard requirements. However, we note that you have not
                                                        discussed such risk in
your prospectus summary. If you do not believe that such
 Ann Anthony
OPAL Fuels Inc.
November 3, 2022
Page 2
      information is required in your prospectus summary, please provide your analysis. Refer to Items 105(b) and 503 of Regulation S-K.
Exhibits

2. We note your response to prior comment 3, and reissue such comment. The fee table filed as Exhibit 107 does not appear to be consistent with the description of the transactions being registered as set forth on your prospectus cover page. For example, it does not appear that the fee table includes the issuance by the registrant of the shares of Class A common stock underlying the Private Placement Warrants. Please revise.
       Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                          Sincerely,
FirstName LastNameAnn Anthony
                                                          Division of
Corporation Finance
Comapany NameOPAL Fuels Inc.
                                                          Office of Energy &
Transportation
November 3, 2022 Page 2
cc:       Edward M. Welch
FirstName LastName